UNITED STATES
                              SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.  20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

                              INFORMATION TO BE INCLUDED IN THE STATEMENTS
                              FILED PURSUANT TO RULES 13d-1(b) AND (c) AND
                              AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)
               UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 (Amendment No. 3)



                               HENRY SCHEIN, INC.

                                (Name of issuer)


                              Common Stock, par value $0.01 per share

                              (Title of class of securities)


                                    806407102

                                 (CUSIP number)






* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







CUSIP No. 806407102           13G

1    NAME OF REPORTING PERSON
     Stanley M. Bergman

     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ]
                                                       (b) [x]



3    SEC USE ONLY



4    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States


     NUMBER OF           5    SOLE VOTING POWER        17,249
     SHARES
     BENEFICIALLY        6    SHARED VOTING POWER      7,875,367
     OWNED BY
     EACH                7    SOLE DISPOSITIVE POWER   17,249
     REPORTING
     PERSON              8    SHARED DISPOSITIVE POWER 7,875,367
     WITH


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     7,892,616



10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*                                        [ ]



11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     22.5%



12   TYPE OF REPORTING PERSON*
     IN


                    *SEE INSTRUCTIONS BEFORE FILLING OUT

Item 1(a).     Name of Issuer:

     The name of the Issuer is Henry Schein, Inc. (the
"Company").

Item 1(b).     Address of Issuer's Principal Executive Offices:

     The address of the Company's principal executive office is 135 Duryea Road, Melville, New York 11747.

Item 2(a).     Name of Person Filing:

     The name of the person filing is Stanley M. Bergman.

Item 2(b).     Address of Principal Business Office or, if None,
               Residence:

     The address of Mr. Bergman's principal business office is c/o Henry Schein, Inc., 135 Duryea Road, Melville, New York
11747.

Item 2(c).     Citizenship:

     Mr. Bergman is a United States citizen.

Item 2(d).     Title of Class of Securities

     This Schedule relates to the Common Stock, par value $.01 per share ("Common Stock") of the Company.

Item 2(e).     CUSIP Number:

     The CUSIP number of the Common Stock is 806407102.

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:
                         Not Applicable

     (a) [ ] Broker or Dealer registered under Section 15 of the Act

     (b)  [ ]  Bank as defined in section 3(a)(6) of the Act

     (c) [ ] Insurance Company as defined in section 3(a)(19) of the Act

     (d) [ ] Investment Company registered under section 8 of the Investment Company Act

     (e) [ ] Investment Advisor registered under section 203 of the Investment Advisors Act of 1940

     (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee
               Retirement Income Security Act of 1974 or
               Endowment Fund; see 13d-1(b)(1)(ii)(F)

     (g)  [ ]  Parent Holding Company, in accordance with
               13d-1(b)(1)(ii)(G) (Note:  See Item 7)

     (h)  [ ]  Group, in accordance with 13d-1(b)(1)(ii)(H)

Item 4.   Ownership

     As of December 31, 1997, Mr. Bergman was the beneficial owner of 7,892,616 shares of Common Stock, which represents 22.5% of the class. As of December 31, 1997, Mr. Bergman possessed sole power to vote, or direct the vote of, and dispose, or direct the disposition of, 17,249 shares of Common Stock in accordance with the HSI Agreement (as defined herein). As of December 31, 1997, Mr. Bergman shared the power to vote, or direct the vote of, a total of 7,875,367 shares of Common Stock, including
(a) 3,067,825 shares as a voting trustee under two voting trust agreements between Mr. Bergman, the Company and certain of its stockholders and (b) an additional 4,807,542 shares which are subject to the Amended and Restated HSI Agreement ("HSI Agreement"), dated as of February 16, 1994, between certain of the Company's stockholders and the Company and which shares must be voted for the eight of eleven nominees to the Board of Directors that are selected by Mr. Bergman. Of the 3,067,825 shares of Common Stock held in the voting trusts, 2,819,645 shares are currently outstanding and 248,180 shares represent stock options held by parties to one of the voting trusts, which stock options are exercisable within 60 days of December 31, 1997 and which upon exercise would be subject to such voting trust.

Item 5.   Ownership of Five Percent or Less of a Class

     Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of
          Another Person.

     The stockholders which are parties to the voting trust agreements described in Item 4 above have the sole power to direct the receipt of dividends from, or the proceeds from the sale of, the 3,067,825 shares of Common Stock subject to such voting trust agreements. The stockholders which are parties to the HSI Agreement described in Item 4 above have the sole power to direct the receipt of dividends from, or the proceeds from the sale of the 4,807,542 shares of Common Stock subject to the HSI Agreement.

Item 7.   Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on By the
          Parent Holding Company

     Not applicable.

Item 8.   Identification and Classification of Members of the
          Group

     Not applicable.

Item 9.   Notice of Dissolution of the Group

     Not applicable.

Item 10.  Certification

     Not applicable.





                               SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 14, 1998



                                   /s/ Stanley M. Bergman
                                   Stanley M. Bergman